FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2007

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

October/07

Gross sales grow 3.4% in October

São Paulo, Brazil, November 13, 2007. Grupo Pão de Açúcar [NYSE: CBD; BOVESPA: PCAR4 (PN)] is announcing the sales performance of October 2007 (un-audited preliminary documents). The information presented below was calculated with a basis on consolidated numbers and in Reais, pursuant to the Corporation Law in force.

Grupo Pão de Açúcar recorded gross sales of R$ 1,400.6 million in the month of October, up 3.4% over the same prior-year period. Net sales totaled R$ 1,183.5 in this period, an increase of 3.8% in relation to October 2006.

One of the factors that influenced the performance of the month was the special offer review policy being deployed at Sendas Distribuidora in the last few months. This initiative was created with the objective of recovering the profitability of operations from Rio de Janeiro by means of a greater balance between special offers and regular prices, which attract consumers that add a higher return to the Company. In 3Q07, the positive results of this policy could already be measured at Sendas Distribuidora and, in October, this performance continues positive.

Without including the sales performance in Rio de Janeiro, the growth of the Group’s gross sales would have been 5.5% and performance in the ‘same stores’ concept, -0.8% .

It is important to emphasize that total sales have been exhibiting constant growth for 12 months, which indicates that the expansion plan put into practice by the Company (opening of 41 stores in the period– with 13 Extra Fácil stores) has been yielding good results.

In the ‘same stores’ concept, gross sales slid 1.9% and net sales 1.5% . Sales of food products dropped 1.0%, with positive emphasis on the growth of 1.4% of the category of perishable goods. Non-food products recorded a downslide of 4.7% in sales. This performance was affected by the category of electronic products, which is facing high price deflation, and by the strong basis of comparison (growth of 8.7% in Oct/06).

N.B.: Sales in the 'same stores' concept include stores in operation for at least 12 months
* Average growth Mar/Apr of 4.5%.

   Statements contained in this release relating to the business outlook of the Company, projections of operating and financial results and relating to the growth potential of the Company, constitute mere forecasts and were base don the expectations of Management in relation to the future of the Company. These expectations are highly dependent on changes in the market, on Brazil’s general economic performance, on the industry and on international markets, and are therefore subject to change.

GRUPO PÃO DE AÇÚCAR

Daniela Sabbag
Investor Relations

Tel: (11) 3886-0421
Fax: (11) 3884-2677

e-mail: gpa.ri@grupopaodeacucar.com.br
website: www.gpa-ri.com.br

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 13 , 2007	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.